January 12, 2018

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sonny Oh, Esq. and Jeff Long

Re:	Brighthouse Funds Trust I and Brighthouse Funds Trust II (Registration Nos. 333-221811 and 333-221812)

Dear Messrs. Oh and Long:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on December 13, 2017 and December 22, 2017, regarding the above-referenced registration statements on Form N-14 (the “Registration Statements”) of Brighthouse Funds Trust I and Brighthouse Funds Trust II (the “Trusts”), filed with the Commission on November 29, 2017 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”). The Staff’s comments are summarized below and each is followed by our response. Any terms that are used but not defined in this letter have the same meaning as used in the Registration Statements.

Combined Proxy Statement/Prospectus

1.	Comment: In the Q&A section, please disclose the “other closing conditions” referenced in the response provided for the question “What are the proposals?”

Response:    In response to this comment, the first sentence of the third paragraph of the answer has been revised, as noted below, to provide a cross-reference to the description of closing conditions found in the Combined Proxy Statement/Prospectus.

“If the Reorganization of your Selling Portfolio is approved by the Participating Insurance Companies and the other closing conditions (as described in the enclosed combined proxy statement/prospectus under the section titled “Additional Information About Each Reorganization—Conditions to Closing Each Reorganization”) are met, interests in your Selling Portfolio attributable to your Contract will, in effect, be converted into interests in the corresponding Buying Portfolio with the same aggregate net asset value as that of your Selling Portfolio interests at the time of the Reorganization.”

2.

Comment:    In the Q&A section, under “Are there costs or tax consequences of the Reorganization?” please include in the answer the tax consequences (capital gains/losses) and the transaction costs (brokerage commissions and custodian fees) associated with repositioning MFS® Value Portfolio II and Schroders Global Multi-Asset Portfolio II. For Allianz Global Investors Dynamic Multi-Asset Plus Portfolio, provide an estimate of (i) the percentage of the Selling Portfolio that would have been sold in connection with repositioning the Selling Portfolio, (ii) the tax consequences of such repositioning and (iii) the transaction costs related thereto assuming the repositioning had occurred as of a recent date, such as June 30, 2017.

Response:    In response to this comment, the above-referenced answer has been revised, as indicated below, to provide a cross-reference to the description of the tax consequences and transaction costs to the Selling Portfolios found in the Combined Proxy Statement/Prospectus. The cross-referenced information is also presented below in response to Comment 10.

“The subadviser for each Buying Portfolio has agreed to bear the costs of its applicable Reorganization other than transaction costs (e.g., brokerage commissions, taxes and fees) associated with portfolio repositioning. Transaction costs representing approximately 0.08% of Schroders Global Multi-Asset Portfolio II’s net assets as of January 3, 2018, 0.04% of MFS Value Portfolio II’s net assets as of September 1, 2017 and 0.15% of Allianz Global Investors Dynamic Multi-Asset Plus Portfolio’s net assets as of the date of the combined proxy statement/prospectus are estimated in connection with the Reorganizations. See the section of the combined proxy statement/prospectus entitled “How Each Reorganization Will Work” for more detail regarding the costs of the Reorganizations.”

In addition, in response to this comment, the following bullet point has been added as the fourth bullet point to the third page of the Combined Proxy Statement/Prospectus under the section titled “How Each Reorganization Will Work” and as the fourth bullet point to the section titled “How Each Reorganization Will Work” on the first page of the Combined Proxy Statement/Prospectus:

“For the Reorganization involving Schroders Global Multi-Asset Portfolio II, BIA estimates that as of January 3, 2018, 88% of the Selling Portfolio’s holdings had been repositioned to align with the holdings of the corresponding Buying Portfolio, resulting in costs, including commissions, taxes and fees, to the Selling Portfolio of approximately $750,000 (or 0.08% of the Selling Portfolio’s net assets) and the realization of approximately $62.9 million in capital gains. BIA estimates further costs of $50,000 (or 0.005% of the Selling Portfolio’s net assets) as the transition is completed. For the Reorganization involving MFS Value Portfolio II, BIA estimates that as of September 1, 2017, 100% of the Selling Portfolio’s holdings were repositioned to align with the holdings of the corresponding Buying Portfolio, resulting in costs, including commissions, taxes and fees, to the Selling Portfolio of approximately $269,000 (approximately 0.04% of the Selling Portfolio’s net assets) and the realization of approximately

$65.6 million in capital gains. For the Reorganization involving Allianz Global Investors Dynamic Multi-Asset Plus Portfolio, BIA estimates that if the Reorganization is approved, 100% of the Selling Portfolio’s holdings will be repositioned to align with the holdings of the corresponding Buying Portfolio resulting in costs, including commissions, taxes and fees, to the Selling Portfolio of approximately $307,000 (approximately 0.15% of the Selling Portfolio’s net assets) and the realization of approximately $21.3 million in capital gains. A Selling Portfolio’s actual repositioning and its actual trading costs, commissions, fees and taxes incurred in connection with a repositioning may differ significantly from the estimates provided.”

3.

Comment:    Please describe how the Reorganization costs will impact each Selling Portfolio’s net asset value (“NAV”) and provide a dollar amount of such costs borne by the Selling Portfolios wherever the Reorganization costs are discussed, such as in the Q&A section “Are there costs or tax consequences of the Reorganizations?”

Response:    In response to this comment, the answer to the above-referenced Q&A has been revised to describe the effect on the Selling Portfolios’ NAV as shown in the response to Comment 2 above.

4.

Comment:    In the Q&A section, the disclosure provided in response to the question “Whom should I call if I have questions?” states: “It is not expected that the Selling Portfolios will require active solicitation services for any proposal or that Computershare will receive any amount for solicitation services.” Please reconcile this statement with the disclosure on page 41 of the Combined Proxy Statement/Prospectus, which states that Computershare has been engaged to assist in the proxy solicitation at an estimated cost of $97,929, plus expenses. Please also describe the impact, or lack thereof, of such costs on the Selling Portfolios’ NAV.

Response:    In response to this comment, the italicized sentence above has been deleted. The Trusts respectfully submit that solicitation costs will not be borne by the Selling Portfolios and therefore will have no impact on the Selling Portfolios’ NAV.

5.	Comment: In the second paragraph of the Notice of Joint Special Meeting, please disclose that the Selling Portfolios will be dissolved after the Reorganizations.

Response:    In response to this comment, the following sentence has been added to the second paragraph:

“After a reorganization is completed, Selling Portfolio shareholders will be shareholders of the corresponding Buying Portfolio, and the Selling Portfolio will be dissolved.”

6.	Comment: Please remove references to the defined term “Reorganization Shares” from the Combined Proxy Statement/Prospectus.

Response:    The requested changes have been made.

7.	Comment: Please confirm supplementally to the Staff that all information required by Form N-14 to be provided for the Buying Portfolios has been included in the Registration Statements.

Response:    The Trusts confirm that all information required by Form N-14 to be provided for the Buying Portfolios has been included in the Registration Statements.

8.

Comment:    Please explain why a post-effective amendment pursuant to Rule 485(a) under the Securities Act was not filed in connection with the change of investment objectives and principal investment strategies of Schroders Global Multi-Asset Portfolio II and MFS Value Portfolio II.

Response:    The prospectuses of each Portfolio were promptly supplemented in accordance with Rule 497 under the Securities Act, and the Trusts plan to file a timely post-effective amendments to the registration statement of each Portfolio on Form N-1A pursuant to Rule 485(a) under the Securities Act to update the financial statements of each Portfolio in accordance with the Securities Act and Rule 8b-16 under the Investment Company Act of 1940.

9.

Comment:    With respect to the proposal involving Schroders Global Multi-Asset Portfolio, please explain why the section “Comparison of Principal Investment Strategies” states that the Portfolios have the same investment strategies when, at the time of the preliminary N-14 filing, the Selling Portfolio was still known as Pyramis® Managed Risk Portfolio and was managed by the previous subadviser pursuant to a different investment strategy.

Response:    The Trusts respectfully submit that the disclosure was drafted so that it would be correct as of the expected effective date of the Registration Statements. The Trusts note that the “Comparison of Principal Investment Strategies” section discloses in a footnote that prior to December 15, 2017, the Selling Portfolio was known as Pyramis Managed Risk Portfolio, and another subadviser provided day-to-day management of the Selling Portfolio’s investments pursuant to a different investment strategy.

10.

Comment:    On page 1 of Section A, please note that the transaction costs (brokerage commissions) associated with repositioning the portfolio holdings of the Selling Portfolios were (or will be) borne by the Selling Portfolio where it is noted that “[t]he costs of each Reorganization will be borne by the subadviser of the applicable Buying Portfolio.”

Response:    In response to this comment, the referenced language has been revised to note that, “[t]he costs of each Reorganization (excluding the costs associated with repositioning the portfolio holdings of the Selling Portfolio, which have already been incurred by each Selling Portfolio other than Allianz Global Investors Dynamic Multi-Asset Plus Portfolio) will be borne by the subadviser of the applicable Buying Portfolio” and a bullet point describing the transaction costs and capital gains has been added as described in response to Comment 2.

11.

Comment:    Please confirm supplementally to the Staff that the fees and expenses shown in the fee tables are the Portfolios’ current fees and expenses. Please note that the Staff recently changed its position and is no longer requiring that a fund use the fees in the fund’s last filed annual report since Form N-14 requires use of Form N-1A’s form and content, but not Form N-1A’s instructions. Accordingly, you may use fees and expenses as of a more recent date if you conclude that they are more representative of the Portfolio’s current fees and expenses.

Response:    The Trusts have reviewed the fee and expense information presented and confirm that the fees and expenses shown are representative of each Portfolio’s fees and expenses as of a recent date. Accordingly, no changes have been made to the periods as of which fee and expense information is presented.

12.

Comment:    In the fee table for Schroders Global Multi-Asset Portfolio II, include a footnote to the acquired fund fees and expense caption noting that these expenses are those of Pyramis Managed Risk Portfolio, which was a fund-of-funds, or note in the header of the table that the Portfolio is “formerly, Pyramis Managed Risk Portfolio.”

Response:    In response to this comment, the following footnote has been added to the acquired fund fees and expense caption in the Selling Portfolio’s “Prior Subadviser” fee table:

“Prior to December 15, 2017, the Selling Portfolio was known as Pyramis Managed Risk Portfolio and was managed by another subadviser that invested the majority of the Portfolio’s assets in other funds affiliated with that previous subadviser. Acquired Fund Fees and Expenses reflect the fees and expenses that the Portfolio incurred indirectly as a result of those investments. Schroders, the current subadviser, follows different investment strategies that do not involve investing primarily in other registered investment companies.”

13.	Comment: Please add an underline under the figure for acquired fund fees and expenses in the table for the pro forma fees for Schroders Global Multi-Asset Portfolio.

Response:    The requested change has been made.

14.

Comment:    Please confirm to the Staff supplementally in your response letter whether the fee waivers disclosed in the footnotes to the pro forma fee tables for Schroders Global Multi-Asset Portfolio and JPMorgan Global Active Allocation Portfolio can be recouped and, if so, to what extent.

Response:    The Trusts confirm that the fee waivers disclosed in the footnotes to the pro forma fee tables for Schroders Global Multi-Asset Portfolio and JPMorgan Global Active Allocation Portfolio cannot be recouped.

15.	Comment: Please confirm that the amount of the fee waiver shown in the pro forma fee tables for the combined Schroders Global Multi-Asset Portfolio and JPMorgan

Global Active Allocation Portfolio will be contractual for at least 12 months from the effective date of the Registration Statements.

Response:    The Trusts confirm that the amount of the fee waiver shown in the pro forma fee tables for the combined Schroders Global Multi-Asset Portfolio and JPMorgan Global Active Allocation Portfolio will be contractual for at least 12 months from the effective date of the Registration Statements.

16.

Comment:    On page 15 of the Combined Proxy Statement/Prospectus, under the heading “Comparison of Principal Investment Strategies,” please describe the differences in the investment strategies of JPMorgan Global Active Allocation Portfolio and Allianz Global Investors Dynamic Multi-Asset Plus Portfolio. Please disclose how those differences may or may not matter to shareholders.

Response:    In response to this comment, the “Comparison of Principal Investment Strategies” has been revised as follows:

“Although the Portfolios describe them somewhat differently, the principal investment strategies of the Buying Portfolio and the Selling Portfolio are similar in many respects because the Portfolios have similar investment objectives. Each Portfolio seeks to achieve its investment objective using strategic asset allocation based on momentum signal triggers, and tactically allocates assets using quantitative models and fundamental insights developed by the subadviser. Both Portfolios also utilize an interest rate overlay for hedging purposes. Allianz Global Investors Dynamic Multi-Asset Plus normally allocates approximately 60% of net assets to equity and 40% of net assets to fixed income and may invest up to 10% of its net assets in opportunistic instruments, while JPMorgan Global Active Allocation normally allocates approximately 55% of net assets to equity and 35% of net assets to fixed income and 10% to opportunistic assets. Allianz Global Investors Dynamic Multi-Asset Plus may allocate up to 25% of its total assets to its wholly-owned and controlled subsidiary in order to gain exposure to the commodities, while JPMorgan Global Active Allocation may allocate up to 10% of its total assets to its wholly-owned and controlled subsidiary in order to gain exposure to the commodities. The principal investment strategies of the Buying Portfolio and Selling Portfolio are compared below.”

17.

Comment:    With respect to the proposal involving JPMorgan Global Active Allocation Portfolio, please describe the three principal risk factors (Credit Default Swap Risk, Nondiversification Risk and Forward Commitment, When-Issued and Delayed Delivery Securities Risk) listed in the last sentence under the heading “Comparison of Principal Risks” on page 21 of the Combined Proxy Statement/Prospectus.

Response:    In response to this comment, the disclosure under the heading “Comparison of Principal Risks” has been revised as follows:

“The Selling Portfolio is also subject to certain of the principal risks identified below. Currently, the Selling Portfolio is also subject to certain risks that are not applicable to the Buying Portfolio. Those risks are Credit Default Swap Risk, Nondiversification Risk and Forward Commitment, When-Issued and Delayed Delivery Securities Risk. Credit default swaps may increase credit and counterparty risk (depending on whether the Portfolio is the buyer or seller of the swaps), may in some cases be illiquid, and may be difficult to value (especially in the event of market disruptions). Nondiversification risk is the risk that a Portfolio’s value will be affected to a greater extent by the performance of a single issuer or economic, political, market or regulatory event affecting an issuer because the Portfolio invests in a small number of issuers. Investments in forward commitments and when-issued and delayed delivery securities are subject to the risk that the value or yield of the securities the Portfolio is obligated to purchase may decline below the agreed upon purchase price or expected yield before the securities are actually issued or delivered. The Buying Portfolio is not subject to Credit Default Swap Risk, Nondiversification Risk and Forward Commitment, When-Issued and Delayed Delivery Securities Risk and, if the Reorganization is approved, the Selling Portfolio will no longer be subject to these risks.”

18.	Comment: On page 31, please confirm the accuracy of the statements in the second bullet point under the “Conditions to Closing Each Reorganization,” and if true, make the statements reciprocal.

Response:    In response to this comment, the second bullet point has been revised and a third bullet point added as follows:

•

The Selling Portfolio will have delivered to the corresponding Buying Portfolio a certificate executed in its name by a President or a Vice President and its Treasurer or an Assistant Treasurer, in form and substance satisfactory to the Buying Portfolio and dated as of the closing date of the Reorganization, to the effect that the representations and warranties of the ~~corresponding Buying~~ Selling Portfolio made in the Agreement are true and correct as of the closing date.

•

The Buying Portfolio will have delivered to the corresponding Selling Portfolio a certificate executed in its name by a President or a Vice President and its Treasurer or an Assistant Treasurer, in form and substance satisfactory to the Selling Portfolio and dated as of the closing date of the Reorganization, to the effect that the representations and warranties of the Buying Portfolio made in the Agreement are true and correct as of the closing date.

19.	Comment: Please emphasize in bolded text the third to last paragraph on page 33, which states:

“Although it is not expected to affect Contract Owners or investors that hold shares in tax-advantaged accounts, as a result of a Reorganization, each

Portfolio participating in the Reorganization may lose the benefit of certain tax losses that could have been used to offset or defer future gains of the combined Portfolio, and the combined Portfolio will have tax attributes that reflect a blending of the tax attributes of each Portfolio at the time of each Reorganization.”

Response:    The requested change has been made.

20.

Comment:    The disclosure in the second to last paragraph on page 33 states: “[a] portion of the portfolio assets of a Buying Portfolio or Selling Portfolio may be sold at any time before or after a Reorganization in connection with the Reorganization.” Please provide an estimate of the percentage of each Selling Portfolio’s assets that have been or may be sold in anticipation of the Reorganization, and disclose the impact on the Selling Portfolio’s NAV.

Response:    In response to this comment, the answer has been revised to describe the effect on the Selling Portfolios’ NAV as shown in the response to Comment 2 above.

21.

Comment:    Under the section “Reasons for the Proposed Reorganizations and Board Deliberations,” please include a brief description of the reasons that led BIA to recommend each Reorganization to the Board.

Response:    In response to this comment, the following disclosure has been added under the heading, “Reorganization of Schroders Global Multi-Asset Portfolio II (the “Selling Portfolio”) into Schroders Global Multi-Asset Portfolio (the “Buying Portfolio” and, with the Selling Portfolio, the “Portfolios”) (the “Reorganization”)”:

“BIA proposed the Reorganization of the Selling Portfolio into the Buying Portfolio because the two Portfolios have identical investment objectives and policies and could derive cost savings and operational efficiencies from the proposed Reorganization.”

In response to this comment, the following disclosure has been added under the heading, “Reorganization of Allianz Global Investors Dynamic Multi-Asset Plus Portfolio (the “Selling Portfolio”) into JPMorgan Global Active Allocation Portfolio (the “Buying Portfolio” and, with the Selling Portfolio, the “Portfolios”) (the “Reorganization”)”:

“BIA proposed the Reorganization of the Selling Portfolio into the Buying Portfolio because the two Portfolios have similar investment objectives and approaches to achieving those objectives and could derive cost savings and operational efficiencies from the proposed Reorganization.”

In response to this comment, the following disclosure has been added under the heading, “Reorganization of MFS Value Portfolio II (the “Selling Portfolio”) into MFS® Value Portfolio (the “Buying Portfolio” and, with the Selling Portfolio, the “Portfolios”) (the “Reorganization”)”:

“BIA proposed the Reorganization of the Selling Portfolio into the Buying Portfolio because the two Portfolios have identical investment objectives and policies and could derive cost savings and operational efficiencies from the proposed Reorganization.”

22.

Comment:    In the section “Reasons for the Proposed Reorganizations and Board Deliberations” beginning on page 34, please consider disclosing any “adverse” considerations, such as transactions costs and higher advisory fees of a Buying Portfolio, that may have weighed against the Board’s decision to approve the Reorganizations.

Response:    The Trusts respectfully submit that the current disclosure of the Board’s considerations under the “Board Considerations” section amply satisfies the disclosure requirements of Item 4(a)(3) of Form N-14, which requires that the Trusts outline the material features of the proposed transaction, including “the reasons the registrant and the company being acquired are proposing the transaction.” Nonetheless, the following language was added with respect to the Board’s considerations of the proposed Reorganization of Schroders Global Multi-Asset Portfolio II into Schroders Global Multi-Asset Portfolio:

“The Board acknowledged that the Selling Portfolio would change from, in part, an investment structure whereby the Selling Portfolio invests in underlying funds to an investment structure whereby the Selling Portfolio would invest primarily in a portfolio of underlying securities. The Board considered that, in implementing this change, the fees and expenses of the Selling Portfolio will also change. In particular, the Board considered that the effective advisory fee would increase for the Selling Portfolio as a result of the change to Schroders; however, the Board also considered that, as a result of the decrease in fees and expenses that the Portfolio incurs indirectly as a result of its investments in shares in underlying funds, there would be an overall reduction in total expenses of the Selling Portfolio.”

23.

Comment:    Please confirm that shareholders of Schroders Global Multi-Asset Portfolio II are expected to incur lower advisory fees after the Reorganization rather than lower net total fund operating expenses or revise accordingly the fourth bullet point under “Reasons for the Proposed Reorganizations and Board Deliberations” on page 35.

Response:    In response to this comment, the referenced fourth bullet point has been deleted.

24.

Comment:    Similarly, please confirm that shareholders of Allianz Global Investors Dynamic Multi-Asset Plus Portfolio are expected to incur lower advisory fees after the Reorganization rather than lower net total fund operating expenses or revise accordingly the fourth bullet point under “Reasons for the Proposed Reorganizations and Board Deliberations” on page 36.

Response:    In response to this comment, the referenced fourth bullet point has been deleted.

25.

Comment:    On page 38 of the Combined Proxy Statement/Prospectus, under the section “Board Recommendation and Required Vote,” please briefly state what other actions the Board may consider in the event the shareholders do not approve a Reorganization (i.e. another solicitation, liquidation). Please also explain how shareholders will be notified of the outcome of the proxy vote and whether the closing conditions of each Reorganization have been met.

Response:    In response to the first part of this comment, we have added the following:

If the Reorganization is not approved for a Selling Portfolio, the Board will consider what further action ~~should be taken with respect to~~would be in the best interest of the Selling Portfolio, including, potentially, continuing to operate the Selling Portfolio in its current form, revising the Selling Portfolio’s principal investment strategies, liquidating the Selling Portfolio or proposing a different reorganization for the Selling Portfolio.

The Trusts respectfully submit that Form N-14 and Rule 14a-101 under the Securities Exchange Act of 1934, as amended, do not require that the Trusts disclose how shareholders will be notified of the outcome of the proxy vote and whether the closing conditions of each Reorganization have been met.

26.

Comment:    In the first paragraph under the section “Proxy Voting and Shareholder Meeting Information,” please disclose that each share is entitled to one vote and that each fractional share is entitled to proportionate vote.

Response:     In response to this comment, the first paragraph under “Proxy Voting and Shareholder Meeting Information” has been revised as follows:

“Shareholders of record of each Selling Portfolio on November 30, 2017 (the “Record Date”) are entitled to vote at the Meeting. With respect to each Reorganization, shareholders of each Selling Portfolio are entitled to vote based on the ratio their interests bear to the interests of all holders entitled to vote. Shareholders are entitled to one vote for each share, and to a fractional vote for each fraction of a share held as to any matter on which the share is entitled to vote. All share classes of a Selling Portfolio will vote together as one class on the Selling Portfolio’s proposed Reorganization. The total number of shares of each class of each Selling Portfolio outstanding as of the close of business on the Record Date, and the total number of votes to which shareholders of such class are entitled at the Meeting, are set forth below.”

Comment:    Please revise the last sentence of the second to last paragraph on page 39 as follows: “If a Contract Owner simply signs and timely returns the voting instruction card, the Participating Insurance Company will treat the card as an instruction to vote the shares represented thereby in favor of the Agreement.”

Response:    The requested change has been made.

27.

Comment:    On page 41 of the Combined Proxy Statement/Prospectus, please describe the impact of the cost of the proxy solicitations on the NAV of the Selling Portfolios, or state that such costs will not affect the NAV of the Selling Portfolios.

Response:    In response to this comment, the following sentence has been added to the end of the paragraph under the heading “Solicitation of Proxies” in the “Proxy Voting and Shareholder Meeting Information” section:

“These costs will be borne by the Buying Portfolios’ subadvisers.”

Statement of Additional Information

28.	Comment: Please identify the registrant on the front cover of the N-14’s statement of additional information (“SAI”).

Response:    The requested change has been made.

29.	Comment: Please incorporate by reference into the SAI the currently effective SAI for each Selling Portfolio, as amended and supplemented to date.

Response:    The requested change has been made.

30.

Comment:    On page A-4 of the Merger SAI, please include the tax consequences (capital gains/losses) and transactions costs (brokerage commissions) referenced in Comment 1 where it states the approximate turnover of MFS Value Portfolio II and Schroders Global Multi-Asset Portfolio II.

Response:    The requested change has been made.

General

31.	Comment: Please file your responses as Correspondence.

Response:    The responses have been submitted as requested.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 617-578-4036.

Very truly yours,

/s/ Michael P. Lawlor

Michael P. Lawlor, Esq.

Assistant Secretary

Brighthouse Funds Trust I and Brighthouse Funds Trust II

cc:

Brian D. McCabe, Esq.

Jeremy C. Smith, Esq.

Nathan D. Somogie, Esq.

Jasmin M. Ali, Esq.